Exhibit 99.1

HeadHunter Group PLC Announces Launch of Follow-On Offering

Moscow, Russia (July 14, 2020) — HeadHunter Group PLC (“HeadHunter”) (Nasdaq: HHR), the leading online recruitment platform operating in Russia and the Commonwealth of Independent States, announced today that it has commenced an underwritten public offering of 5,000,000 American Depositary Shares (“ADSs”), each representing one ordinary share, offered by ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc. The underwriters of the offering will also have a 30-day option to purchase up to an additional 750,000 ADSs from the selling shareholder at the public offering price. HeadHunter will not receive any of the proceeds from the sale of the ADSs being offered by the selling shareholder and will bear the costs associated with the sale of such ADSs, other than the underwriting discounts.

Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and VTB Capital plc are acting as joint book running managers for the proposed offering.

The proposed offering will be made only by means of a preliminary prospectus supplement and the accompanying prospectus. A copy of the preliminary prospectus supplement and the accompanying prospectus relating to the proposed offering may be obtained from the U.S. Securities and Exchange Commission (the “SEC”) website or from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526 or via email: prospectus-ny@ny.email.gs.com.

The final terms of the proposed public offering will be disclosed in a final prospectus supplement to be filed with the SEC. A shelf registration statement on Form F-3, including a base prospectus, relating to the offering of ADSs was filed with the SEC on June 30, 2020 and was declared effective by the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in HeadHunter’s Annual Report on Form 20-F filed with the SEC on March 16, 2020, as such factors may be updated from time to time in HeadHunter’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, HeadHunter operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for HeadHunter’s management to predict all risks, nor can HeadHunter assess the impact of all factors on HeadHunter’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that HeadHunter may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, HeadHunter undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Investor Relations

Roman Safiyulin

Head of Investor Relations

r.safiyulin@hh.ru

investor.hh.ru/

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